Exhibit 4.4

DESCRIPTION OF ABEONA THERAPEUTICS INC.’S SECURITIES

REGISTERED UNDER

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

As of December 31, 2019, Abeona Therapeutics Inc. (“Abeona,” “we,” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, $.01 par value per share (the “Common Stock”).

DESCRIPTION OF COMMON STOCK

The following description of our Common Stock is a summary, does not purport to be complete and is subject to the provisions of our Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”). For the complete terms of our Common Stock, please refer to our Certificate of Incorporation and our Bylaws.

Under our Certificate of Incorporation, we are authorized to issue 200,000,000 shares of Common Stock, and 2,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).

Dividends

Holders of our Common Stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors (the “Board”) out of funds legally available therefor, subject to any preferential dividend rights for our outstanding Preferred Stock.

Conversion Rights

The shares of Common Stock are not convertible into other securities.

Sinking Fund Provisions

Our Common Stock does not have any sinking fund provisions.

Redemption Provisions

Our Common Stock has no right to redemption.

Voting Rights

Holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and have the right to vote cumulatively for the election of directors. This means that in the voting at our annual meeting, each stockholder or their proxy may multiply the number of his or her shares by the number of directors to be elected then cast the resulting total number of votes for a single nominee, or distribute such votes on the ballot among the nominees as desired.

Classification of the Board

Our Certificate of Incorporation provides that our Board shall be divided into three classes as nearly equal in number as possible, with the three-year terms of each class to expire on different years.

Liquidation Rights

Upon our liquidation, dissolution or winding up, holders of our Common Stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any of our outstanding Preferred Stock. Holders of our Common Stock may not receive any assets or funds until our creditors have been paid in full and the preferential or participating rights of holders of our Preferred Stock have been satisfied. If we participate in a corporate merger, consolidation, purchase or acquisition of property or stock, or other reorganization, any payments or shares of stock allocated to holders of our Common Stock will be distributed pro rata to holders of our Common Stock on a per share basis. If we redeem, repurchase or otherwise acquire for payment any shares of our Common Stock, we will treat each share of Common Stock identically.

Preemption Rights

Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock that we may designate and issue in the future.

Anti-Takeover Provisions

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits certain publicly held Delaware corporations from engaging in a “business combination” with an “interested stockholder,” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person or entity who, together with affiliates and associates, owns (or within the preceding three years, did own) 15% or more of the corporation’s voting stock. The statute contains provisions enabling a corporation to avoid the statute’s restrictions if the stockholders holding a majority of the corporation’s voting stock approve the transaction.

In addition, our Certificate of Incorporation, in order to combat “greenmail,” provides in general that any direct or indirect purchase by us of any of our voting stock or rights to acquire voting stock known to be beneficially owned by any person or group which holds more than five percent of a class of our voting stock and which has owned the securities being purchased for less than two years must be approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by the holders of voting stock, subject to certain exceptions. The prohibition of  “greenmail” may tend to discourage or foreclose certain acquisitions of our securities which might temporarily increase the price of our securities. Discouraging the acquisition of a large block of our securities by an outside party may also have a potential negative effect on takeovers. Parties seeking control of us through large acquisitions of its securities will not be able to resort to “greenmail” should their bid fail, thus making such a bid less attractive to persons seeking to initiate a takeover effort.

Registration Rights

Two of our stockholders, SCO Capital Partners LLC, and its affiliate, Beach Capital LLC (collectively, “SCO Capital”), are entitled to certain rights with respect to registration of certain of their shares of Common Stock under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the terms of an investor rights agreement, dated as of October 25, 2012 (the “Rights Agreement”). SCO Capital has the right to demand that we file a registration statement under the Securities Act covering registrable securities then outstanding subject to SEC rules and certain specified exceptions. If we register any securities for public sale, SCO Capital will be entitled to notice of the registration and will have the right to include its shares in the registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters of any underwritten offering to limit the number of shares with registration rights to be included in the registration statement. We will pay all expenses relating to any demand or piggyback, other than underwriting discounts and commissions, subject to specified conditions and limitations.

Stock Exchange Listing

Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “ABEO.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is American Stock Transfer & Trust Company, New York, New York.